May 18, 2005



Robert E. Dolan
Chief Financial Officer
Lynch Interactive Corporation
401 Theodore Fremd Avenue
Rye, New York  10580

RE:  	Lynch Interactive Corporation
	Schedule 13E-3/A; File No. 05-56859
      Preliminary Schedule 14A; File No. 0-15097
	Filed April 19, 2005

	Form 10-K for the fiscal year ended December 31, 2004
	File No. 0-15097
	Filed April 1, 2005, amended May 2, 2005

Dear Mr. Dolan:

	We have reviewed the above-referenced filings and have the following comments. Please revise your Schedule 14A and amend your
Form 10-K to comply with these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Schedule 14A
General

1. Please revise the organization of your disclosure document to comply with the requirements of Rule 13e-3 and Regulation 14A. For example, provide on the first page of the proxy statement the information required by Item 1(b) of Schedule 14A and the legend required by Rule 13e-3(e)(1)(iii), which currently appear on page 8.
Also, revise the proxy statement to include a table of contents prior to the Special Factors section. In addition, relocate the subsections entitled "Proxies and Voting Procedures" and "Cost of Proxy Solicitation" so they appear after the Special Factors section.
Note that the Special Factors section should immediately follow the
Summary section.  See Rule 13e-3(e)(1)(ii).

2. Please indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1).

3. To assist investors in understanding that the reverse stock split would apply to all holders of your common stock at the effective time, please revise throughout to consistently state as of what time you will take note of the number of shares held by holders for purposes of determining whether they will be cashed out. We note, for example, that on page four you state "immediately before" the effective time of the reverse stock split, but on page 23 you state
"as of" the effective time of the reverse stock split.

4. Similarly, revise throughout to explain whether the cash-out per-share consideration is based on the number of shares held by the applicable holder immediately before the reverse stock split and that it is not based on such holder`s fractional share ownership following the reverse stock split. Consider including an example scenario for a cashed-out shareholder.

5. We note that you have purchased 38,400 shares of common stock in the past two years under a share repurchase program, and that you purchased shares under the plan at the same time the board considered taking the company private. Please tell us in your response letter why these share repurchases were not the first steps in the going-private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-17719 (April 13,
1981).
Tell us the exact dates of the repurchases and the corresponding amounts paid for the shares. Also advise whether you intend to increase the number of shares you may repurchase under the program;
it appears that currently the number is capped at 100,000.

6. We note that the proposal to approve the amendment to the company`s certificate of incorporation includes both the reverse stock split and the grant of a right of first refusal to the company in the event a shareholder wishes to sell its shares in the future.
While we note that the company has included both actions in a single amendment, please advise us as to what consideration was given to whether the proposal actually presents two matters and whether shareholders should have the opportunity to vote on each matter separately in accordance with Rule 14a-4(a)(3). For further guidance, please see the Fifth Supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations (September 2004).

Summary Term Sheet, page 1

7. Please revise the summary term sheet so that it appears in bullet point format. See Item 1001 of Regulation M-A.

Questions and Answers About the Meeting and the Proposals, page 3

8. Please confirm to us in your response letter, if true, that you will not solicit proxies on the Internet. Be advised that all written soliciting materials, including scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

9. Revise your answer to the question on page 7 concerning how holders may learn the voting results of the annual meeting, as you must file an amendment to the Schedule 13E-3 to report any material changes in the information set forth in the previously-filed
Schedule
13E-3.  See Rule 13e-3(d)(3).

Special Factors, page 10

	General

10. We note your statement on page 2 that your board "may abandon the proposal at any time without further action by [y]our stockholders, or may file the amendment effecting the proposal at any time without further notice to or action on the part of [y]our shareholders." Describe under what circumstances the board would abandon the proposal. Explain to us in your response letter how long the split may be delayed after shareholder approval has been received.

      Background of the Proposal, page 10

11. Please specify when in 2004 your board began considering the issues that led to the going-private transaction proposal. Your revised disclosure should also provide more specific information as to why you are seeking to undertake the going-private transaction at this time as opposed to other times in the company`s operating history. See Item 1013(c) of Regulation M-A.

12. Expand your discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, etc., among board members and executive officers. Identify the participants in and initiator of each meeting, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to address the following examples, which are not intended to be an exhaustive list:

* describe when and to what extent the board considered the "numerous alternatives" to achieve going private;
* explain how the reverse stock split ratio was determined;
* address how you arrived at the per share cash-out price; and
* disclose how and when the members of your board and management that are shareholders indicated their intent to vote in favor of the reverse stock split.

      Purpose of the Proposal, page 11

13. Note that, even if you terminate your common stock registration under Section 12(b) of the Exchange Act, your common stock still may have to be registered under Section 12(g) or Section 15(d), and, as a result, you still would have the duty to file periodic reports and comply with the Sarbanes-Oxley Act. Please revise your disclosure on page 11 that suggests otherwise.

Structure of the Proposal, page 12

14. Please state whether, and to what extent, any executive officer, director or affiliate may purchase additional shares of your common stock prior to the effective time of the reverse stock split.

15. Disclose the effects of the Rule 13e-3 transaction on the company`s affiliated stockholders in accordance with Item 1013(d) of
Regulation M-A.

	Advantages of the Proposal, page 14

16. Disclose the basis for management`s estimate of the $500,000 increase in fees payable to third parties during the initial year of compliance with Section 404. Also quantify the amount of time management devotes to compliance with the federal securities laws, to the extent practicable.

Disadvantages of the Proposal, page 16

17. Revise to ensure that you include a reasonably thorough discussion of the detriments of the reverse stock split. See Instruction 2 to Item 1013 of Regulation M-A. For example, revise to discuss here that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.
Also
discuss that the proposed amended certificate of incorporation affords the board a right of first refusal on shares that a holder would like to sell if the board believes such sale would contribute to the company`s having 300 or more record holders. Also indicate that the price to the company of such shares would not be of the holder`s choosing.

      Opinion of Financial Advisor, page 16

18. Please provide us with a copy of the engagement letter with Caymus Partners.

19. Briefly describe Caymus Partners` qualifications.  See Item
1015(b)(2) of Regulation M-A.

20. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize any and all presentations made by Caymus Partners or Deloitte & Touche LLP during the board`s, including the audit committee`s, evaluation of the Rule
13e-3 transaction and file any written materials, including board books, spread sheets, talking papers, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13e-3 and Item 1016(c) of
Regulation M-A, including any draft or preliminary reports. For example, summarize Caymus`s presentations made before both the board on April 17, 2005 and the audit committee on April 19, 2005, or advise us why they are not materially related to the Rule 13e-3 transaction.

21. In each analysis, please disclose the multiples Caymus
Partners
utilized.

22. Please explain how Caymus Partners selected the four Core LEC
Comparables on page 20.

23. Provide the statement required by Item 1015(c) of Regulation
M-A.

Alternative Transactions Considered, page 22

24. Discuss any advantages the board considered regarding each alternative transaction.

25. Please quantify the estimated costs associated with undertaking the alternative transactions. For example, we note your statement regarding the issuer tender offer alternative that "[a] principal disadvantage of this type of transaction relates to our ability to secure the debt financing needed to effect a tender offer in which there is full participation by unaffiliated stockholders." Please indicate how much you considered the costs would be to acquire new debt financing.

26. Please disclose here when you began your share repurchase program, how many shares the board has authorized you to repurchase and on what terms, and how many shares you have repurchased under the program and at what price(s). Also, as necessary, revise the special factors section to address how the repurchase program affected the board`s assessment of the fairness of the cash-out consideration and reverse stock split to unaffiliated shareholders. In particular, we note from the disclosure under Item 2(f) of the Schedule 13E-3 that the company paid up to $35.03 for shares purchased under the repurchase plan, which is significantly higher than the minimum amount to be paid for fractional shares in the reverse stock split.

27. If the board considered other methods to reduce expenses other than going private, please discuss the alternatives considered and why they were ultimately rejected. See Item 1013(b) of Regulation M-
A. In addition, disclose whether the board considered the possibility of a third party buy-out. If the board did not consider other such options, explain why not.

Fairness of the Reverse Stock Split, page 23

28. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail. Please expand your discussion to address whether the amount offered to cash out fractional shares constitutes fair value in relation to net book value, going concern value and liquidation value, as well as the other factors in Instruction 2. In addition, quantify the company`s book value, liquidation value and going concern value on a per share basis, if known.
To the extent the board did not consider one or more of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, state that, and explain why the factor(s) were not deemed material or relevant.
See Question and Answer Nos. 20 and 21 of Exchange Act Release No.
34-17719.

29. Discuss whether the board considered the discount that the price to be paid for fractional shares represents when compared to the higher market prices for the company`s common stock during the preceding 12-month period, particularly during the first quarter of fiscal year 2005. If so, indicate how the discount impacted the board`s recommendation, if at all.

30. Generally, the fairness discussion should only address
fairness
to unaffiliated shareholders.  See Item 1014(a) of Regulation M-A
and
Question and Answer No. 19 in Exchange Act Release No. 34-17719.
As
a result, please delete the disclosure regarding fairness to stockholders generally, which presumably includes officers, directors and other affiliates, or explain to us why such disclosure is necessary. In addition, revise to separately address fairness to unaffiliated shareholders who will retain their interest in the company from those who will not. Refer to Question and Answer No. 19 in Exchange Act Release No. 34-17719.

31. Revise the fairness discussion to separately address Item
1014(d)
and (e) of Regulation M-A. In addition, clarify how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguards set forth in Item 1014(c) and
(d) of Regulation M-A. Specify the "certain safeguards" that exist as mentioned in the second paragraph.

32. Disclose all of the financial forecasts that the audit committee and board utilized or provided to Caymus Partners. In addition, disclose and quantify the material assumptions underlying the forecasts.

Other Matters, page 24

	Costs/Source of Funds and Expenses, page 24

33. Please provide the disclosures regarding your financing required by Item 1007(b) and (d) of Regulation M-A. For example, we note your statement that you intend to fund the costs of the reverse stock split and related cash out with "cash on hand and, if necessary, by accessing [y]our credit line." Please indicate the amount of your cash on hand as of a recent date and the relevant material terms of your credit line, including the amount available to you and when your credit line expires. Also disclose whether or not an alternative financing plan exists and any material terms or conditions to the financing.

Appraisal and Dissenters` Rights, page 27

34. We note your statement that shareholders are not entitled to appraisal rights under applicable state law. Please revise to briefly outline any other rights that may be available under applicable law for security holders who object to the transaction. Refer to Item 1004(d) of Regulation M-A.

Transactions with Certain Affiliated Persons, page 42

35. Discuss each of the "various transactions and arrangements" that
Lynch Interactive and its subsidiaries had during 2004 with entities affiliated with Mario Gabelli, as required by Item 1005(a) of Regulation M-A.

Annex B Fairness Opinion

36. We note that the opinion addresses the fairness of the transaction to the "public shareholders." Expand the disclosure under the opinion of the financial advisor section to clarify what Caymus Partners means by the term "public shareholders." For example, does the term refer to "unaffiliated security holder" as defined in Rule 13e-3(a)(4)? Further, to the extent, that the opinion does not refer unaffiliated security holders, discuss how the board considered this aspect of the opinion in its own fairness determination.

Proxy Card

37. Currently, your form of proxy card indicates that discretionary voting authority will be used with regard to any proposal to adjourn the meeting. Please note that discretionary authority is unavailable when a procedural action is intended to be taken with respect to a substantive matter. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Either clarify that the meeting will not be adjourned to solicit additional proxies or provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.

Form 10-K for the fiscal year ended December 31, 2004

Business, page 2

38. Please expand your discussion of each of the relevant subparagraphs in Item 101(c) of Regulation S-K, including information concerning competition in each general business category, product development, significant customer relationships, material contracts, costs of compliance with regulations, and so on.

Management`s Discussion and Analysis, page 17

EBITDA from Operations, page 20

39. We refer to your presentation of "EBITDA from operations." It is not clear from your disclosure if management considers this to be an indicator of operating performance or liquidity. Revise to disclose if management considers this to be an indicator of operating performance or liquidity and in more detail why management believes that the presentation of this non-GAAP financial measure provides useful information to investors. Avoid mere conclusions that the measure "is a commonly used metric in the communications industry to analyze companies on the basis of operating performance and liquidity." Rather, explain in clear language how this measure is used, and clearly explain the items not considered by your non-GAAP performance measure and why management believes it is relevant to do so.

40. We note that you define EBITDA as, "earnings from continuing operations before interest, taxes, depreciation and amortization." Please refer to Question 14 of our frequently asked questions regarding the use of non-GAAP financial measures that clarifies that
"Earnings," as used in the commonly used metric "EBITDA," is intended to mean net income (loss) presented in the statement of operations under GAAP, not earnings from continuing operations. Please see our adopting release, that states that non-GAAP measures that are calculated differently than EBITDA should not be characterized as EBITDA. In order to avoid investor confusion, please revise the title of this measure and provide a definition that clearly identifies how the measure is being calculated and how the calculation of your non-GAAP measure differs from the most directly comparable GAAP measure, net income (loss).

41. If you present your non-GAAP measure as a measure of operating performance, it is generally not appropriate to exclude "equity in earnings of affiliated companies," "gain on sale of investments," "minority interests, " and "corporate office expenses," since these charges are recurring. Refer to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions on non-GAAP measures which is available on our website at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. If you present a non-GAAP measure that excludes these recurring charges, you
must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful.
Your discussion should, at a minimum, disclose the following:
* the manner in which management uses the non-GAAP measure to conduct
or evaluate the business;
* the economic substance behind management`s decision to use such
a
measure;
* the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
* the manner in which management compensates for these limitations when using the non-GAAP financial measure.
Further, if you present "EBITDA from operations " as a measure of performance, you are required to provide a reconciliation of this measure to the most directly comparable financial measure calculated
and presented in accordance with GAAP, net income.   Revise your
presentation accordingly.

42. If you present your non-GAAP measure as a liquidity measure, consider Item 10 of Regulation S-K that specifically prohibits the presentation of a non-GAAP measure that excludes charges or liabilities that required, or will require cash settlement, absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures EBIT and EBITDA. We note that your presentation of "EBITDA from operations" excludes corporate office expenses. Tell us how you considered these provisions of Item 10 of
Regulation S-K in the presentation of your non-GAAP measure. Further, if you present "EBITDA from operations " as a measure of liquidity, you are required to provide a reconciliation of this measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, cash flows from operating activities. Revise your presentation accordingly.

      Liquidity and Capital Resources, page 23
43. We note your statement that the company`s credit line expires on
August 31, 2005. In light of your funding disclosures in the preliminary proxy statement, including that you currently do not intend to raise capital by stock issuances, and that you apparently have significant amounts that would be payable at the time the credit line expires, tell us in your response letter how you intend to repay the amounts outstanding under the credit line and fund the reverse stock split and cash-out transaction if the credit line is unavailable.

Controls and Procedures, page 28

44. Item 308(c) of Regulation S-K requires you disclose any change in your internal control over financial reporting identified in connection with the evaluation required by Exchange Act Rule 13a-15(d) that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. With respect to your
Form 10-K, please confirm to us in your response letter that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2004 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Financial Statements, page 33

Consolidated Statements of Operations, page 35

45. It appears that the majority of your depreciation and amortization expense for property and equipment is directly attributable to the generation of revenue. If so, revise your presentation to comply with SAB 11:B, as applicable, by identifying the amount of applicable depreciation and amortization that is excluded from "cost of revenue."

Note 1.  Accounting and Reporting Policies, page 38

46. It appears that machinery and equipment accounts for approximately 50% of the gross book value of total property, plant and equipment and that you depreciate these assets over 3-50 years.
Please tell us about the types of assets included in this category, the relative weight by depreciable life, and your basis for determining that it is appropriate to depreciate some of these assets over extended periods such as 50 years.

Note 5.  Investments in Affiliated Companies, page 43

47. We note that you recognized $3.6 million in equity earnings from
affiliates, which does not appear to include earnings from Coronet
or
Capital. Please tell us which investments comprise the income reported for 2004 and how you evaluated the provisions of Rule 3-09 of Regulation S-X to determine that none of your equity investments were significant enough at December 31, 2004 to require you to provide separate audited financial statements.


*	*	*	*

	As appropriate, please amend your filings and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your revised Schedule 14A that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christine Bashaw, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-
3828, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other
questions.

					Sincerely,




					Michele Anderson
					Legal Branch Chief




Mr. Dolan
Lynch Interactive Corporation
May 18, 2005
Page 10


Mr. Dolan
Lynch Interactive Corporation
May 18, 2005
Page 2